Exhibit 1

Media release

9 July 2007

Westpac Group Executive Appointment

Westpac Banking Corporation today announced that Diane Sias has been appointed Group Executive, Business & Technology Solutions & Services.

Ms Sias is currently based in the USA and is a partner at management consulting firm, McKinsey & Company. She will replace Michael Coomer, who is retiring from Westpac at the end of July.

Prior to moving to the USA and joining McKinsey in 2000, Ms Sias was a senior executive at Westpac for ten years. Prior to leaving Westpac she was General Manager, Banking Operations, responsible for the management of back-office functions.

Previous roles at Westpac included group wide management of purchasing, property and retail support functions, including operations and technology. She also had a lead role in the post-merger integrations of Challenge Bank, Bank of Melbourne and Trust Bank, following those acquisitions.

At McKinsey, Ms Sias has led major projects on organisational restructurings, including technology and operations integrations; and post-merger management for clients throughout the world.

Westpac CEO, David Morgan, said that Ms Sias brings both an extensive background in financial services and executive management of complex operational, back-office and IT functions. She also has a deep knowledge and experience of banking, including having previously been a member of Westpac’s senior management team.

“Diane is a world-class executive and I am delighted that she is re-joining Westpac after a successful career at McKinsey. She has worked on some of the world’s largest and most complex integrations, including in the financial services sector.

“I am confident that she will continue Westpac’s industry innovation across our operations and IT areas,” he said.

Ms Sias will join Westpac in September.

Ms Sias is a past chairperson of the Australian Sports Drug Agency and has previously been a board member of Basketball Australia.

Further information:

David Lording

Westpac Media Relations

02 8253 3510

0419 683 411